Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 3 DATED OCTOBER 1, 2013
TO THE PROSPECTUS DATED AUGUST 26, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated August 26, 2013, Supplement No. 1 dated September 3, 2013 and Supplement No. 2 dated September 20, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	recent real property investments;
(3)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of September 2013;
(4)	information regarding the share redemption limit; and
(5)	updates to the Prior Performance Tables.
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of September 2013, we accepted investors’ subscriptions for, and issued, a total of 187,724 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $3.1 million, consisting of 182,857 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $3.1 million, and 4,867 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $81,000. As of September 30, 2013, we had accepted investors’ subscriptions for, and issued, approximately 3.2 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $51.2 million. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of September 30, 2013; therefore, we have not accepted subscriptions from residents of Pennsylvania.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus and “Investment Objectives and Policies — Real Property Investments” beginning on page 86 of the prospectus.
As of September 30, 2013, we, through separate wholly-owned limited liability companies and limited partnerships, owned 28 properties located in 17 states, consisting of approximately 514,940 gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and from proceeds from our line of credit. We acquired four properties between August 31, 2013 and September 30, 2013 for a purchase price of $10.1 million, consisting of approximately 74,203 gross rentable square feet.

NAV per Share
The following is a list of the NAV per share on each business day for the month of September 2013 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
September 2, 2013	$16.67	*	*
September 3, 2013	$16.66	*	*
September 4, 2013	$16.66	*	*
September 5, 2013	$16.66	*	*
September 6, 2013	$16.66	*	*
September 9, 2013	$16.66	*	*
September 10, 2013	$16.69	*	*
September 11, 2013	$16.69	*	*
September 12, 2013	$16.69	*	*
September 13, 2013	$16.69	*	*
September 16, 2013	$16.69	*	*
September 17, 2013	$16.71	*	*
September 18, 2013	$16.71	*	*
September 19, 2013	$16.71	*	*
September 20, 2013	$16.71	*	*
September 23, 2013	$16.71	*	*
September 24, 2013	$16.71	*	*
September 25, 2013	$16.71	*	*
September 26, 2013	$16.71	*	*
September 27, 2013	$16.71	*	*
September 30, 2013	$16.71	*	*
* Not available. A Shares and I Shares were not available prior to August 26, 2013, and we did not issue any A Shares or I Shares as of September 30, 2013.
The NAV per share for W Shares is the price at which we sold our W Shares pursuant to purchase orders, and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav.
Please refer to “Valuation Policies” in the current prospectus for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus, and prospectus supplements are available on our website at https://www.colecapital.com/cole-income-nav-strategy/reit-overview.
Redemption Limit
As disclosed on our website, as of September 30, 2013, our NAV was $53,031,921. As of October 1, 2013, the redemption limit for the quarter ending December 31, 2013 was 10% of our NAV as of September 30, 2013. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of October 1, 2013 has not been reduced below 10% of our NAV as of September 30, 2013.
Neither the Securities and Exchange Commission nor any state securities commission has determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Updates to Prior Performance Tables
The following information supersedes and replaces the amounts referenced below under the section of our prospectus captioned “Appendix A: Prior Performance Tables — Table III Annual Operating Results of Prior Real Estate Programs (Unaudited)” on pages A-6 and A-7 of the prospectus.
Operating expenses for Cole Credit Property Trust II for the year ended December 31, 2012 were $55,192,938 and net income (loss) - GAAP Basis for Cole Credit Property Trust II for the year ended December 31, 2012 was $25,397,196. Net income including noncontrolling interest for Cole for the year ended December 31, 2012 was $203,438,312 and net income attributable to the company for Cole for the year ended December 31, 2012 was $203,338,208.

INAV-SUP-03C
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